                          [Clifford Chance Letterhead]

December 20, 2006

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention:  Larry Greene, Division of Investment Management
            Mail Stop 0505

RE:  MORGAN STANLEY U.S. GOVERNMENT SECURITIES TRUST
     (FILE NO. 333-138730)

Dear Mr. Greene:

     Thank you for your telephonic comments regarding the registration statement on Form N-14 (the "Registration Statement") for Morgan Stanley U.S. Government
Securities Trust (the "Fund") filed with the Securities and Exchange Commission
(the "Commission") on November 15, 2006. The Registration Statement relates to the combination of Morgan Stanley Government Income Trust ("Government Income")
and the Fund. Below, we describe the changes made to the Registration Statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested.

     The Fund has considered the Staff's comments and has authorized us to make on its behalf the responses and changes discussed below to the Registration
Statement. These changes will be reflected in a pre-effective amendment filed on
Form N-14 (the "Pre-Effective Amendment"), which will be filed via EDGAR on or about December 20, 2006.

COMMENT 1.  PLEASE FILE A RESPONSE LETTER TO THESE COMMENTS VIA EDGAR, INCLUDING
            THE "TANDY" PROVISION.

                    Response 1. This response letter addressing the Staff's
                    comments has been filed via EDGAR correspondence, including the "Tandy" provision, separate from the corresponding
                    Pre-Effective Amendment.

COMMENT 2.  PLEASE CONFIRM THAT THE APPROPRIATE DISCLOSURE REGARDING THE
            DEADLINE FOR SUBMITTING SHAREHOLDER PROPOSALS IS INCLUDED IN THE
            PROXY STATEMENT AND PROSPECTUS. IF NOT, PLEASE INSERT.

                    Response 2. Disclosure regarding the submission of
                    shareholder proposals is not required by Form N-14.

COMMENT 3.  PLEASE CONFIRM THAT THE INFORMATION REQUIRED BY ITEM 405 OF
            REGULATION S-K IS EITHER INCLUDED IN THE FILING OR NOT REQUIRED
            UNDER FORM N-14.

                    Response 3. The information required by Item 405 of
                    Regulation S-K is not required under Form N-14.

COMMENT 4.  PLEASE CONFIRM THAT THE POWER OF ATTORNEY FILED WITH THE
            REGISTRATION STATEMENT COMPLIES WITH RULE 483(B) OF THE SECURITIES
            ACT OF 1933.

                    Response 4. The Power of Attorney filed with the
                    Registration Statement complies with Rule 483(b) of the
                    Securities Act of 1933 and relates specifically to the
                    Fund's Form N-14 and not to the Fund's post-effective
                    amendments.

COMMENT 5.  PLEASE NOTE THAT THE PROPOSAL IN THE PROXY CARD APPEARS IN ALL
            CAPS IN THE EDGAR FILINGS WITH THE COMMISSION. PLEASE CONFIRM THAT
            IT IS NOT IN ALL CAPS AS IT APPEARS IN THE PRINTED PROSPECTUS.

                    Response 5. This disclosure appears in bold in the Proxy
                    Card, not all caps.

COMMENT 6.  PLEASE CONFIRM THAT CLIFFORD CHANCE LLP INTENDS TO ISSUE AN OPINION
            RELATING TO THE TAX-FREE REORGANIZATION AS DESCRIBED IN THE FORM
            N-14.

                    Response 6. Clifford Chance US LLP intends to issue an
                    opinion relating to the tax-free reorganization as described in the Form N-14.

COMMENT 7.  PLEASE DISCUSS WHETHER THE FUND WILL BE REQUIRED TO SELL SECURITIES
            OF GOVERNMENT INCOME IN CONNECTION WITH THE REORGANIZATION. IF THE
            FUND WILL BE REQUIRED TO SELL SECURITIES OF GOVERNMENT INCOME IN
            CONNECTION WITH THE REORGANIZATION, PLEASE MARK THOSE SECURITIES IN
            THE PRO FORMA FINANCIAL STATEMENTS.

                    Response 7. The Fund will be required to sell securities of
                    Government Income in connection with the Reorganization.
                    These securities have been marked in the Pro forma financial statements.

COMMENT 8.  PLEASE CLARIFY THE SECOND SENTENCE UNDER THE HEADING "INVESTMENT
            ADVISORY FEE."

                    Response 8. We have made the requested revision.

COMMENT 9.  WHEN DISCUSSING HOW GOVERNMENT INCOME SHAREHOLDERS WILL BE ABLE TO
            REDEEM THEIR SHARES OF THE FUND FOLLOWING THE REORGANIZATION, PLEASE
            NOTE THAT THERE WILL BE A REDEMPTION FEE IMPOSED IF SUCH SALE OCCURS
            WITHIN 90 DAYS FOLLOWING THE REORGANIZATION.

                    Response 9. The disclosure has been revised accordingly.

COMMENT 10. PLEASE CONFIRM THAT THE FORM N-14 DISCUSSES THE ADVANTAGES AND
            DISADVANTAGES TO GOVERNMENT INCOME SHAREHOLDERS OF THE
            REORGANIZATION.

                    Response 10. A discussion of the advantages and
                    disadvantages to Government Income shareholders of the
                    Reorganization is included under the heading "The
                    Reorganization--The Board's Considerations." In addition, a comparison of each Fund's investment objectives, policies, strategies and fees is also discussed in the Fund's Form
                    N-14.

COMMENT 11. PLEASE DELETE THE FIRST SENTENCE OF THE SECOND PARAGRAPH UNDER THE
            HEADING "INVESTMENT RESTRICTIONS."

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                    Response 11. The sentence has been deleted.

COMMENT 12. REVISE THE PORTFOLIO MANAGER DISCLOSURE TO NOTE THE BASIS FOR THE
            DISCRETIONARY COMPENSATION PAID TO THE LISTED MANAGERS DURING THE
            FUND'S LAST FISCAL YEAR.

                    Response 12. We respectfully acknowledge your comment, but we believe the current disclosure is in compliance with
                    Investment Company Act Release No. 26533 (August 23, 2004).
                    The Release requires that the prospectus include disclosure regarding the structure of, and the method used to
                    determine, the compensation of its portfolio managers. The
                    Release notes that the purpose of this disclosure is to help investors better understand a portfolio manager's incentives in managing a fund and shed light on possible conflicts of interest that could arise when a portfolio manager manages other accounts. Therefore, in order to achieve this purpose, the disclosure, in our view, should include all possible
                    forms of compensation that are available to the portfolio
                    manager in connection with managing the portfolio and other accounts.

     As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

o    the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

o    the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

o    the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the placecountry-regionUnited States.

     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-4931 or
Elizabeth Nelson at (630) 684-6301. Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

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